July 12, 2007

BY EDGAR AND BY FAX 202-772-9368
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	April Sifford
Gary Newberry

RE:	A.T. Cross Company (File No. 1-6720)
Form 10-K for Fiscal Year Ended December 30, 2006, filed March 16, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007, filed May 14, 2007

Ladies and Gentlemen:

On behalf of the A.T. Cross Company ("Cross" or the "Company"), the following responses are provided to the comments submitted to Cross by the staff of the Commission (the "Staff") in a letter dated June 14, 2007 (the "Letter") relating to Cross' Form 10-K for the year ended December 30, 2006 (the "2006 Form 10-K") and Form 10-Q for the quarter ended March 31, 2007 (the "2007 Form 10-Q"). The responses here are keyed to the numbering of the comments in the Letter and appear below following the comments, which are restated below in italics for convenient reference.

Note A - Significant Accounting Policies, page 23
1.

We note your cash equivalents policy disclosure regarding gains and losses from trading securities. Provide the disclosures under Item 7A with regard to the market risk for your trading securities, or tell us why such disclosures are not needed.

RESPONSE

The Company believes that such disclosure regarding market risk under Item 7A is not required at this time based on our specific facts and circumstances. The Company did not hold any investments as trading securities at the end of fiscal 2006 and fiscal 2005. In fiscal 2006, there was no gain or loss on trading securities. In 2005, the Company reported an unrealized gain of $28,000, an amount not material to the Company's financial statements. The Company does not expect to hold trading securities in the future. If it does, it will make the appropriate market risk disclosure. The Company will remove references to trading securities from our significant accounting policies in future filings to the Commission, if no longer material.

2.

We note you have discussed the impact of LIFO liquidation layers and inventory obsolescence in your Management Discussion and Analysis of Financial Condition and Results of Operations. Provide the schedules for inventory valuation accounts representing LIFO reserves and obsolescence reserves as required by Regulation S-X Rules 5-04 and 12-09. Note that these schedules must be examined by your independent accountants.

RESPONSE

The Company does not consider these to be reserves, or valuation or qualifying accounts as contemplated by Rule 5-04.  A portion of the Company's inventory is carried at the lower of LIFO cost or market. The LIFO costing method is an acceptable method of determining cost. Although the difference between the FIFO costing method and the LIFO costing method is often referred to as a "LIFO reserve," in actuality there is no reserve or allowance, rather the inventory is simply carried at LIFO cost.

The Company periodically writes its inventory down based on obsolescence or net realizable value issues.  These are adjustments to the cost of the related items rather than a reserve and the cost basis of these specific items is reduced accordingly. The Company will clarify the language and clearly describe LIFO cost adjustments and lower of cost or market adjustments in all future filings.

Note J - Income Taxes, page 23
3.

We note the positive revisions to estimates for each year in the tax reconciliation table and the disclosure that this reflects better information, current actions by taxing authorities and the passing of the statute of limitations. We also note your disclosures on the remediation of prior year material weaknesses with regard to taxes. Tell us the facts and circumstances you considered to determine that these adjustments were appropriately classified as changes in accounting estimates, as described in Statement of Financial Accounting Standards (SFAS) 154.

RESPONSE

In accordance with the provisions of the standard, the Company adopted SFAS 154 on January 1, 2006.

At each reporting period prior to December 31, 2006, we reviewed our filing positions and related contingent tax liabilities. Based on current period events, the estimated final settlement terms and/or the expiration of statute of limitations and current or expected audit activity we adjusted our contingent tax liabilities to reflect our best estimate of the probable and estimable liabilities to be recorded. Beginning December 31, 2006, we adopted the provisions of FIN 48, "Accounting for Uncertain Tax Positions", which provides a different framework for assessing uncertain tax positions as described below.

Our 2006 "Revisions to Estimates" line of approximately $293,000 was composed of the following items:

*

We decreased a contingent tax liability relating to an intercompany factoring arrangement by approximately $279,000. Under a new cash management strategy to limit offshore cash in 2006, the Company significantly reduced the overall amount of receivables to be factored by ceasing to factor new third party accounts receivable and placing a cap on the total amount of intercompany receivables to be factored. Accordingly, the estimated exposure associated with this tax contingency was reduced.

*

We increased a deferred tax asset for deferred compensation by approximately $27,000. During our review of the 2006 deferred tax balances, we noted an error in the calculation of the 2005 balance. We concluded that this amount was not material to the current or prior year financial statements when taken as a whole.

The remaining $13,000 was as a result of our on-going analysis of various income tax contingencies.

Our 2005 "Revisions to Estimates" line of approximately $370,000 was composed of the following items:
*

We decreased contingent tax liabilities by approximately $335,000. The major component was a decrease of approximately $300,000 in state income tax exposure of an intangibles subsidiary. This portion of the contingent tax liabilities related to exposures from seven years prior and was no longer determined to be "probable" under the SFAS 5 due to the typical administrative practices of state revenue agencies not looking back over seven years on nexus issues.

The remaining $35,000 decrease was as a result of our on-going analysis of various income tax contingencies.

*

In addition, the "Revisions to Estimates" line included $35,000, representing the "true-up" of amounts reported on the Company's 2004 Federal Form 1120 (filed in September 2005) when compared to the amounts estimated during the preparation of the tax provision for its fiscal 2004 financial statements.

Our 2004 "Revisions to Estimates" line of approximately $586,000 was principally composed of the following:
*

We decreased contingent tax liabilities by approximately $586,000. Favorable settlements in both Federal and state audits completed during 2004 caused us to reduce the liabilities related to those audits by approximately $400,000. In addition, the Company reduced a contingent liability for tax exposure associated with state nexus issues by $150,000. This portion of the contingent liability related to exposures from seven years prior and was no longer determined to be "probable" under the SFAS 5 due to the typical administrative practices of state revenue agencies not looking back over seven years on nexus issues.

The remaining $36,000 decrease was as a result of our on-going analysis of various income tax contingencies.

4.

You disclose that estimates for certain tax loss contingencies are reasonable. Tell us when these estimates are recorded. In addition, tell us your accounting policies for the other tax loss contingencies not covered by this disclosure. We may have further comment.

RESPONSE

The Company will delete the word "certain" from the sentence referenced by the staff in future filings.

Through December 30, 2006, the Company recorded all contingent tax liabilities in accordance with SFAS 5, when management considered the liability probable and estimable.

Beginning on December 31, 2006, the first day of the Company's 2007 fiscal year, the Company adopted the provisions of FIN 48 to account for uncertain income tax positions. Under FIN 48, the Company records a liability associated with an uncertain income tax benefit, for a position taken or intended to be taken, if we determine that such benefit is not more likely than not of being sustained upon review of the taxing authority. The Company also records a tax position as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company believes that all estimates for income based contingent tax liabilities are in accordance with the principles contained in FIN 48.

5.

Revise your discussion of significant accounting policies to clearly reflect your accounting policies with regard to tax loss contingencies.

RESPONSE

In the future our significant accounting policies will include the following.

Accounting for Uncertain Tax Liabilities: Through December 30, 2006, the Company accounted for all uncertain tax based liabilities in accordance with SFAS 5, which requires recognition of a contingent liability when such liability is both probable and estimable. Beginning on December 31, 2006, the first day of the Company's 2007 fiscal year, the Company adopted the provisions of FIN 48 to account for uncertain income tax positions. Under FIN 48, the Company records a liability associated with an uncertain income tax benefit, for a position taken or intended to be taken, if we determine that such benefit is not more likely than not of being sustained upon review of the taxing authority.  The Company also records a tax position as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company believes that all estimates for income based contingent tax liabilities are in accordance with the principles contained in FIN 48 and all estimates are reasonable.

Exhibit 31.1 and 31.2
6.

We note that the certification required by Exchange Act Rule 13a-14(a) also includes the title "Form of 302 Certification" above the opening line. In future filings, the title above the opening line should read "certifications".

RESPONSE

The Company will change the title on these to exhibit from "Form of 302 Certification" to "Certifications" in all future filings to the Commission.

The A.T. Cross Company acknowledges that:

*	the company is responsible for the adequacy and accuracy of the disclosures in the filing;
*	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or require further information on any of the matters above, please contact me.

Sincerely,

KEVIN F. MAHONEY
Vice President, Finance
Chief Financial Officer & Treasurer
401-335-8470